05038670

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57327

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planned Financial Programs, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville, N.Y. 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LT. Colonel M.A. Laitman, USAF RET 908-766-2522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kass & Jaffe, P.C.
(Name – *if individual, state last, first, middle name*)

1025 Westchester Avenue - White Plains, NY 10604
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MILTON A. LAITMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANNED FINANCIAL PROGRAMS, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Milton A. Laitman
Signature

President
Title

Rita S. Milo
Notary Public

RITA S. MILO
Notary Public, State of New York
Registration #01MI6019730
Qualified in Westchester County
My Commission Expires Feb. 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

February 26, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Securities and Exchange Commission
233 Broadway
New York, New York 10279

NASD Regulation, Inc./Systems Support
9509 Key West Avenue - 4th Floor
Rockville, Maryland 20850
Attention: Eleanor M. Sabalbaro

We have examined the financial statement of Planned Financial Programs, Inc., for the year ended December 31, 2004 and have issued our report thereon dated February 24, 2005 As a part of our examination, we made a study and evaluation of the Company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a)(11)and the reserve required by Rule 15c3-(e).

In our opinion, there are no material inadequacies in the internal control of Planned Financial Programs, Inc. as of December 31, 2004.

Very truly yours,

Kass + Jaffe P.C.

KASS & JAFFE, P.C.
Certified Public Accountants

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

PLANNED FINANCIAL PROGRAMS, INC.

DECEMBER 31, 2004

TABLE OF CONTENTS

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2004 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Kass + Jaffe, P.C.

February 24, 2005

PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash and equivalents	$ 61,025	
Commissions receivable	43,630	
Other receivable	425	
TOTAL ASSETS		$ 105,080

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$ 53,073	
Other payable	1,020	
TOTAL CURRENT LIABILITIES		$ 54,093
STOCKHOLDER'S EQUITY		
Capital stock (no par value, 200 shares issued and outstanding)	5,000	
Retained earnings	45,987	
TOTAL STOCKHOLDER'S EQUITY		50,987
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 105,080

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME		
Commissions	$ 421,463	
Less - commission expenses	398,193	
TOTAL INCOME		$ 23,270
OPERATING EXPENSES		
Stationery, printing, postage and office	1,986	
Rent	4,080	
TOTAL OPERATING EXPENSES		6,066
PROFIT FROM OPERATIONS		17,204
OTHER INCOME		
Dividends and interest		645
NET INCOME		17,849
RETAINED EARNINGS - Beginning		43,820
DISTRIBUTIONS		(15,682)
RETAINED EARNINGS - Ending		$ 45,987

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 17,849
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Decrease in commissions receivable	$ 4,808	
Decrease in accrued expenses	(6,686)	
Increase in accrued expenses	1,020	
TOTAL ADJUSTMENTS TO NET INCOME		(858)
NET CASH PROVIDED BY OPERATING ACTIVITIES		16,691
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(15,682)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,309
CASH AND EQUIVALENTS - BEGINNING		59,716
CASH AND EQUIVALENTS - ENDING		$ 61,025

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:	
Interest	$ -0-
Taxes	$ -0-

See accompanying notes and independent auditors' report.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's only source of income is from commissions on the sale of mutual funds.

Use of Estimates

The Company prepares their financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Income Taxes

The Company has elected to file its income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax on its taxable income.

Concentrations

The Company received 87% of its commissions from three brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible at year end.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of changes in stockholder's equity and the computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2005

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Stockholder's equity - December 31, 2003	$ 48,820
Net income - Year ended December 31, 2004	17,849
Distributions	(15,682)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2004	$ 50,987

See accompanying notes and supplementary report.

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2004

Cash in banks			$ 61,025
Sundry assets			44,055
Total Assets			105,080
Less - current liabilities			(54,093)
Net capital before haircuts on securities			50,987
Haircuts			
Other securities			-0-
Undue concentration			-0-
Net Capital			50,987
Statutory net capital requirement		$5,000	
Aggregate indebtedness	$ 54,093		
Aggregate indebtedness net capital requirements		$3,605	
Higher of net capital requirements			(5,000)
EXCESS NET CAPITAL			$ 45,987

See accompanying notes and supplementary report.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have examined the answers to the financial questionnaire to be filed with the Securities and Exchange Commission, Form X-17A-5 by Planned Financial Programs, Inc. as of December 31, 2004. Our examination was made in accordance with generally accepted auditing standards in the United States of America and, accordingly, included a review of the internal accounting control and of safeguarding customers' securities, and such other tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying answers to the financial questionnaire present fairly the financial position of Planned Financial Programs, Inc. at December 31, 2004 in conformity with generally accepted accounting principles applied on basis consistent with that of the preceding year.

Kass + Jaffe P.C.

February 24, 2005